UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period:   January 21, 2011           File No.  001-33521

DEJOUR ENTERPRISES LTD.
(Name of Registrant)

598-999 Canada Place, Vancouver, British Columbia, Canada, V6C 3E1
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F ☒        FORM 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                       No ☒

DOCUMENTS FILED
See the Exhibit Index hereto for a list of the documents filed herewith and forming a part of this Form 6-K.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dejour Enterprises Ltd.
(Registrant)

Dated: January 21, 2011
By: /s/ Mathew Wong
Mathew Wong,
Chief Financial Officer

EXHIBIT INDEX

Exhibit Description

99.1 Restated Second Quarter Interim Financial Statements for the period ended June 30, 2010.

99.2 Restated Management Discussion and Analysis for the period ended June 30, 2010.

99.3 Restated Form 52-109F2 Certification of Interim Filings of the Chief Executive Officer and Chief Financial Officer of Dejour for the period ended June 30, 2010.

99.4 News Release dated January 21, 2011 announcing filling of restated Q2 2010 financials.